04024402

BLACKROCK

RECEIVED
2004 APR 19 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities law.

BlackRock Announces Closing of Common Share Offering

SUPPL

CALGARY, ALBERTA, (April 6, 2004) - BlackRock Ventures Inc. (TSX:BVI) announces today that it has closed its previously announced common share offering. The Company issued 9,000,000 common shares at $4.70 per share for gross proceeds of $42.3 million. The proceeds are to be used to fund the Company's exploration and development program and for general corporate purposes. A syndicate lead by Griffiths McBurney & Partners and including FirstEnergy Capital Corp., Canaccord Capital Corporation and Sprott Securities Inc. acted as underwriters in connection with the offering.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered, sold or delivered in the United States to or for the account of a "U.S. person" as defined in the regulations thereunder absent registration or an applicable exemption from the registration requirements of such Act.

This document contains forward-looking information. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:

dlw 4/19

PROCESSED
APR 20 2004
THOMSON FINANCIAL

John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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